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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*

                         SHOREWOOD PACKAGING CORPORATION
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                                (Name of Issuer)

                                 COMMON STOCK
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                         (Title of Class of Securities)

                                    825229107
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

---------------------------------                     -------------------------
  CUSIP NO.        825229107                            PAGE  2  OF  5  PAGES
                                                             ---    ---
---------------------------------                     -------------------------

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    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ARIEL CAPITAL MANAGEMENT, INC.      John W. Rogers, Jr.*
           IRS ID # 36-3219058                 SSN # ###-##-####
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                       (b) / /
           Not Applicable.
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                Illinois Corporation

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        NUMBER OF           5   SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 Ariel - 784,305     Rogers - 0
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                          -----------------------------------------------------
                            6   SHARED VOTING POWER

                                   Ariel - 0           Rogers - 0


                          -----------------------------------------------------
                            7   SOLE DISPOSITIVE POWER

                                   Ariel - 816,360     Rogers - 0

                          -----------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                   Ariel - 0           Rogers - 0

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9                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON


                                   Ariel - 816,360     Rogers - 0

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10                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                                EXCLUDES CERTAIN SHARES*
                                / /

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11                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   Ariel - 816,360/27,367,000/2.988%
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12                              TYPE OF REPORTING PERSON*

                                   Ariel - 1A          Rogers - HC
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                       2

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     *    This report is being made on behalf of John W. Rogers, Jr., President and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

     ** A report on Schedule 13D was filed on February 28, 2000 with respect to the 4,106,264 shares of Shorewood Common Stock that was sold pursuant to a stock purchase agreement. This Schedule 13G amends such
          Schedule 13D.



ITEM 1 (a)      Name of Issuer:  Shorewood Packaging Corporation

ITEM 1 (b)      Name of Issuer's Principal Executive Offices:

                277 Park Avenue

                New York, NY  10172-3000

ITEM 2 (a)      Name of Person Filing:      Ariel Capital Management, Inc.

ITEM 2 (b)      Address of Principal Business Office, or, if none, Residence:

                           Ariel Capital Management, Inc.

                           307 North Michigan Avenue

                           Chicago, IL  60601

ITEM 2 (c)      Citizenship:      An Illinois corporation

ITEM 2 (d)      Title of Class of Securities:

                Common Stock

ITEM 2 (e)      CUSIP Number:   825229107

ITEM 3 This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an investment advisor registered under section 203 of the Investment Advisers Act of 1940.

ITEM 4          Ownership:

                (a) Amount Beneficially Owned:

                    (See Page 2, No. 9)

                (b) Percent of Class:

                    (See Page 2, No. 11)

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                (c) Number of shares as to which each person has:

                    (i) sole power to vote or to direct the vote (See Page 2, No. 5)

                    (ii) shared power to vote or to direct the vote (See Page 2, No. 6)

                    (iii) sole power to dispose or to direct the disposition of
                          (See Page 2, No. 7)

                    (iv) shared power to dispose or to direct the disposition of (See Page 2, No. 8)

ITEM 5          Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6          Ownership of More than Five Percent on Behalf of Another Person:

                All securities reported upon this Schedule are owned by investment advisory clients of Ariel Capital Management, Inc., no one of which to the knowledge of Ariel Capital Management, Inc. owns more than 5% of the class.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not Applicable.

ITEM 8          Identification and Classification of Members of the Group:

                Not applicable.

ITEM 9          Notice of Dissolution of Group:

                Not applicable.

ITEM 10         Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       4

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SIGNATURE

         The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.

                                ARIEL CAPITAL MANAGEMENT, INC.


                                By:      /s/ Eric T. McKissack
                                         ---------------------------------
                                         Eric T. McKissack
                                         Co-Chief Investment Officer and
                                         Senior Vice President

                                JOHN W. ROGERS, JR.*
                                --------------------
                                JOHN W. ROGERS, JR.


                                By:      /s/ Eric T. McKissack
                                         ---------------------------------
                                         Eric T. McKissack


Date:  March 8, 2000



     * Eric T. McKissack signs this document on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on or about January 10, 1994, on behalf of Ariel Capital Management, Inc. and John W. Rogers, Jr. with respect to Oshkosh B'Gosh, Incorporated, which said power of attorney is hereby incorporated by reference.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS

           (SEE 18 U.S.C. 1001).

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